UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 February 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

29 February 2008 Media Statement

Minister declines Telecom’s Amended Separation Plan

Communications and Information Technology Minister David Cunliffe has today notified Telecom NZ that he will not approve their Amended Separation Plan.

“I am declining to approve the Amended Plan that I received from Telecom on 19
December 2007.  In accordance with Section 69K of the Telecommunications Act, I have issued Telecom with a Notice of Requirements of further changes needed to their undertakings to finalise the operational separation process,” said Mr
Cunliffe.

“On 24 December I called for public submissions on the Amended Plan.  The submissions raised some significant issues which I gave careful consideration before making my final decision to reject the undertakings.

“The feedback from submitters has been instrumental in identifying the need for greater clarity to ensure that Telecom’s operational separation will be effective and enduring.

“In general terms, Telecom’s revised undertakings come close to meeting my
Amending Determination.  However, there are a few areas where clarification of the undertakings is still required.

“In particular, I have asked Telecom to provide a clear upper limit on group-based incentives. This is to ensure that Wholesale management is encouraged by those incentives to treat all its customers (including Retail)
equally.  I want this to be consistent with robust operational separation.

“Other key changes requested include greater clarity around IP interconnection, as well as a range of other technical and definitional matters.

“My thanks go to Telecom Chief Executive Paul Reynolds and his team for their ongoing cooperation in the separation process.  I am confident that we are collectively working towards a separation plan that will provide the best overall outcome for New Zealanders.”

Telecom has until 5.00pm, 25 March 2008 to revise its separation plan.

To view the notice of requirements and for information about the operational separation process see
www.med.govt.nz/telecommunications/operational-separation.

Media contact: Meredith Barker  04 471 9132 or 021 226 9132

Questions and Answers

1. Why is the government imposing operational separation on Telecom?

Operational separation has been required by Parliament.  The Telecommunications
Act 2001 sets out the purposes of operational separation:
• to promote competition in telecommunications markets for the long-term benefits of end-users of telecommunication services in New Zealand; and
• to require transparency, non-discrimination, and equivalence of supply in relation to certain telecommunications services; and
• to facilitate efficient investment in telecommunications infrastructure and services.

Separation will increase the transparency of Telecom's business operations, and remove or limit the incentives and ability of Telecom to engage in discriminatory behaviours that lessen, damage or exclude competition in downstream markets.

2. What is the statutory process for the operational separation of Telecom?

Part 2A of the Telecommunications Act 2001 sets out the process for the of Communications to finalise legally enforceable undertakings by Telecom in a
"separation plan".
• Minister issues determination of requirements for Telecom's separation:
The first phase of the legislative process provides for the Minister to issue a determination of further requirements additional to those in the Act, with
Telecom's operational separation plan must comply. The Minister's release of determination triggers the statutory process.
• Preparation of a draft separation plan:
Once the Minister has issued his determination, Telecom has 20 working days to prepare, in consultation with the Minister, a draft separation plan that meets the requirements in the Act and the Minister's determination.
• Public consultation on the draft separation plan:
Once received, the Minister must seek public comments on the draft separation plan for 20 working days. Telecom will be provided with all written comments received as part of the public comments of the plan.
• Amendment of separation plan:
Telecom must, in consultation with the Minister, amend the separation plan in light of public comments, and submit the amended separation plan within 15 working days from the end of the consultation period. The revised separation plan will also include a summary of the amendments arising from public comments.
• Approve or decline amended separation plan: [completed on 29 February 2008]
The Minister must either approve or decline to approve the amended separation plan.
• Revision of separation plan:
If the Minister declines to approve the amended separation plan, he must indicate the parts of the separation plan that require amendment.  Telecom can be directed to submit a further amended separation plan within 15 working days.
• Approve or amend revised separation plan:
As soon as practicable after receiving the amended separation plan, the must then either approve the revised separation plan or make any amendments and then approve the amended plan.

3. What are the requirements on Telecom based on?

The determination of requirements is based on the Telecommunications Act's requirements and informed by:
• the model adopted in the United Kingdom for British Telecom (BT), which was identified by Cabinet as a useful basis for a robust operational separation.
Subsequently there was extensive consultation with BT, OfCom, UK DTI and the EU
Commission as well as broader international benchmarking.
• the government's consultation with the industry, other stakeholders and
Telecom itself throughout the operational separation process. The government's model was well-received by industry and other stakeholders. While the determination is the Minister's, Telecom has been consulted, including at CEO level. These discussions have been constructive and Telecom has indicated that it is fully committed to implementing the model for operational separation contained in the Act and the determination.

4. What is the timetable for the completion and implementation of Telecom's
Separation Plan?

• September 2007: Minister issued his determination of further requirements and initiated legislative process for the operational separation of Telecom.
• December 2007: Telecom submitted its amended separation plan for the
Minister's approval.
• February 2008: Minister asks Telecom to revise its separation plan within 15 working days (by 25 March 2008).
• March 2008: Minister accepts/rejects revised separation plan.
• 31 March 2008 (tbc): "Separation Day" – on which undertakings become legally enforceable, IOG (Independent Oversight Group) established, and Telecom to have established stand-alone ANS unit and realigned wholesale services.
• 30 Jun 2008: Remaining organisational implementation requirements completed
Telecom.
• As soon as possible Telecom migrates to self-consumption of LLU and UBA products and prices
• December 2009: Business-to-business gateways supporting equivalent business transactions to be completed by Telecom. All re-sale services meeting re-sale equivalence standard.
• By 2011: All LLU and UBA services fully EOI (Equivalence of Inputs) compliant.

5. Is there any change to the timetable for operational separation?

I am committed to a high quality operational separation as quickly as practicable.  While Telecom has 15 working days (until 5.00pm, 25 March 2008)
resubmit its separation plan, my expectation is that Telecom should be able to respond relatively quickly, and within this time, as the changes I have requested are not changes of policy but mainly points of clarification and interpretation.  I will then still require some time to give the new separation plan serious consideration but I am hopeful that if Telecom can respond relatively quickly we may still be able to meet the 31 March 2008 Separation date.

The long term timetable for implementation of Telecom’s Separation Plan, once completed, remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 February 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary